SUPPL

October 9, 2008

RECEIVED
2008 OCT 14 P 12:13
FFICE OF INTERNATIONAL CORPORATE FINANCE

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 111/2008**

  Subject: Notification of the resolution of the Board of Directors' Meeting (Special Agenda)

  Date: October 9, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

[redacted]

08005342

Faithfully yours,

Mr. Pornrat Janejarassakul
Vice President – Marketing Analysis and Planning
(Acting) Assistance Vice President – Investor Relations
Advanced Info Service Plc.

Enclosure

PROCESSED
OCT 16 2008
THOMSON REUTERS

Summary Translation Letter
To the Stock Exchange of Thailand
October 9, 2008

RECEIVED
2008 OCT 14 P 12: 18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIS-CP 111/2008

October 9, 2008

Subject: Notification of the resolution of the Board of Directors' Meeting (Special Agenda)

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc. ("the Company") would like to inform the resolution of the Board of Directors' Meeting (Special Agenda), which is held on October 8, 2008 at the Board Room, 20th floor, Shinawatra Tower 1, 414 Phahon Yothin Road, Samsennai, Phayathai, Bangkok 10400 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 5/2008 held on August 13, 2008.
2. Approved the appointment of Mr. Somprasong Boonyachai to be the Vice-Chairman of the Board of Directors, effective on October 8, 2008 onwards.

END